Exhibit I

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY OFFSHORE PARTNERS
REPORTS SECOND QUARTER RESULTS
Highlights
•	Generated distributable cash flow of $28.1 million in the second quarter of 2010, up from $27.6 million in the first quarter of 2010 and up from $9.0 million in the second quarter of 2009.

•	Declared cash distribution of $0.475 per unit for the second quarter of 2010.

•	Completed acquisition of the Falcon Spirit FSO unit in April 2010.
Hamilton, Bermuda, August 11, 2010 — Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), today reported the Partnership’s results for the quarter ended June 30, 2010. During the second quarter of 2010, the Partnership generated distributable cash flow(1) of $28.1 million, an increase from $27.6 million in the quarter ended March 31, 2010, primarily as a result of lower operating costs and higher revenues generated from our shuttle tanker fleet.
On July 28, 2010, the Partnership declared a cash distribution of $0.475 per unit for the quarter ended June 30, 2010. The cash distribution will be paid on August 13, 2010, to all unitholders of record on August 6, 2010.
“The Partnership’s strong financial performance during what is typically considered to be the seasonally weaker second quarter largely reflects the progress we have made on our initiatives to reduce operating expenses and enhance the profitability of our shuttle tanker fleet,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP L.L.C. “In addition, incremental cash flow as a result of the acquisition of the Falcon Spirit FSO in April and repayment of vendor financing associated with the 2009 Petrojarl Varg FPSO acquisition enabled the Partnership to generate higher distributable cash flow in the second quarter, building on the strong results experienced in the first quarter. While we expect our distributable cash flow to decline in the third quarter primarily as a result of lower revenues due to scheduled seasonal maintenance in the North Sea fields, we anticipate higher levels of fleet utilization leading to stronger results in the fourth quarter of 2010 and first quarter of 2011.”
Mr. Evensen continued, “We continue to be optimistic about our growth prospects and profitability outlook in the offshore sector. During the quarter, we redeployed two of our shuttle tankers from the North Sea to Brazil on fixed-rate charters and made progress towards negotiating amendments to several of our other North Sea shuttle tanker contracts. Our sponsor, Teekay Corporation, also recently amended the contract for the Foinaven FPSO, increasing its profitability, extended the contract for the Cidade de Rio das Ostras FPSO in Brazil for an additional seven years, and is in the process of negotiating contracts for its four Aframax newbuilding shuttle tankers. These assets provide us with a pipeline of potential accretive growth opportunities.”

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under U.S. generally accepted accounting principles (GAAP).

Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of July 31, 2010, including vessels owned by Teekay Offshore Operating L.P. (or OPCO), of which the Partnership owns a 51 percent interest:

	Number of Vessels
	Owned		Chartered-in
	Vessels		Vessels	Total
Shuttle Tanker Segment	28	*	6	34
Conventional Tanker Segment	11		—	11
FSO Segment	6		—	6
FPSO Segment	1		—	1

Total	46		6	52

*
Includes five shuttle tankers in which OPCO’s ownership interest is 50 percent, three shuttle tankers in which OPCO’s ownership is 67 percent and one shuttle tanker in which Teekay Offshore’s direct ownership interest is 50 percent.

OPCO’s fleet includes 32 shuttle tankers including six chartered-in vessels, 4 FSO units, and 11 conventional oil tankers.
On April 1, 2010, Teekay Offshore purchased Teekay Corporation’s (Teekay) interest in the Falcon Spirit floating storage and offloading (FSO) unit for $44.1 million. The Falcon Spirit operates in the Qatar offshore region under a 7.5 year fixed-rate time charter contract, which began in December 2009, with an option for the charterer to extend the contract for an additional 1.5 years.
Future Growth Opportunities
Pursuant to an omnibus agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units, floating production storage and offloading (FPSO) units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. Teekay Offshore also may acquire additional limited partner interests in OPCO or other vessels that Teekay may offer the Partnership from time to time in the future. Teekay currently owns 49 percent of OPCO and Teekay Offshore owns the remaining 51 percent, including the general partner interest.
Shuttle Tankers
Teekay recently took delivery of one Aframax shuttle tanker newbuilding and has three additional Aframax shuttle tanker newbuildings that are scheduled to deliver in late 2010 and 2011, for a delivered total cost of approximately $480 million. Pursuant to the omnibus agreement, Teekay is obligated to offer its interest in these vessels to Teekay Offshore within 365 days of their delivery, provided the vessels are servicing charter contracts in excess of three years in length. Teekay is currently in negotiations with respect to the long-term employment of these four newbuilding shuttle tankers.
FPSO Units
Teekay recently extended the contract for an existing FPSO unit, the Cidade de Rio das Ostras (previously known as the Siri) FPSO, to provide for an additional seven year term in Brazil at an increased charter rate. The Partnership anticipates that Teekay will offer to sell this FPSO unit to it as a re-chartered FPSO under the omnibus agreement in the fourth quarter of 2010 or the first quarter of 2011. The purchase price for the Cidade de Rio das Ostras FPSO would be at its fair market value plus any additional tax or other similar costs to Teekay that would be required to transfer the FPSO unit to the Partnership.
Pursuant to the omnibus agreement and a subsequent agreement, Teekay was obligated to offer to Teekay Offshore, prior to July 9, 2010, the Foinaven FPSO, an existing FPSO unit of Teekay Petrojarl AS (Teekay Petrojarl), a wholly-owned subsidiary of Teekay. The Partnership agreed to waive Teekay’s obligation to offer the FPSO unit to Teekay Offshore by July 9, 2010; however, Teekay is now obligated to offer the FPSO unit to Teekay Offshore prior to July 9, 2012. The purchase price for the Foinaven FPSO would be at its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to the Partnership.
- more -

Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $18.9 million for the quarter ended June 30, 2010, compared to $20.1 million for the quarter ended March 31, 2010. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $21.7 million and $5.3 million for the quarters ended June 30, 2010 and March 31, 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net loss attributable to the partners of $2.8 million (as detailed in Appendix A to this release) for the second quarter of 2010, compared to net income of $14.9 million in the previous quarter. Net revenues(2) for the second quarter of 2010 were $181.0 million compared to $186.5 million in the previous quarter.
For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income, changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions or have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.
The Partnership has recast its historical financial results to include the results of the Falcon Spirit FSO and Petrojarl Varg FPSO relating to the periods prior to their acquisition by the Partnership from Teekay, and for which pre-acquisition results are referred to in this release as the Dropdown Predecessor. In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay.

(1)
Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

Operating Results
The following table highlights certain financial information for Teekay Offshore’s four main segments: the Shuttle Tanker segment, the Conventional Tanker segment, the FSO segment, and the FPSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended
	June 30, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment	Segment	Segment(2)	Segment	Total
Net revenues	114,264	21,589	18,343	26,815	181,011

Vessel operating expenses	32,346	5,657	8,420	10,190	56,613
Time-charter hire expense	23,424	—	—	—	23,424
Depreciation and amortization	29,280	5,921	3,829	5,121	44,151

Cash flow from vessel operations(1)	49,343	14,793	9,404	15,513	89,053

	Three Months Ended
	March 31, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment	Segment	Segment(2)	Segment	Total
Net revenues	112,939	25,914	20,401	27,222	186,476

Vessel operating expenses	34,163	5,714	8,405	10,126	58,408
Time-charter hire expense	25,038	—	—	—	25,038
Depreciation and amortization	24,955	5,742	5,417	5,121	41,235

Cash flow from vessel operations(1)	44,804	19,007	9,534	15,768	89,113

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains, includes the realized gains (losses) on the settlements foreign exchange forward contracts and excludes the cash flow from vessel operations relating to the Dropdown Predecessor and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Cash flow from vessel operations for the FSO segment reflects only the cash flow generated by the Falcon Spirit FSO subsequent to its acquisition by the Partnership on April 1, 2010. Results for the Falcon Spirit FSO for the periods prior to its acquisition by the Partnership when it was owned and operated by Teekay are referred to as the Dropdown Predecessor. The amounts included related to the Dropdown Predecessor are preliminary, and will be finalized for inclusion in the Partnership’s Form 6-K filing for the second quarter of 2010. Any revisions to the preliminary Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Falcon Spirit FSO was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the second quarter of 2010.

Shuttle Tanker Segment
Cash flow from vessel operations from the Partnership’s shuttle tanker segment increased to $49.3 million for the second quarter of 2010, compared to $44.8 million for the first quarter of 2010, primarily due to lower vessel operating expenses primarily relating to crewing costs, higher fleet utilization, and an increase in net revenues due to charter rate adjustments.
- more -

Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s conventional tanker segment amounted to $14.8 million in the second quarter of 2010 compared to $19.0 million in the first quarter of 2010, primarily due to an increase in scheduled drydocking days in the second quarter. In the second quarter of 2010, two conventional tankers were drydocked compared to none in the first quarter. Three of the Partnership’s conventional tankers are expected to be drydocked in the third quarter of 2010.
FSO Segment
Cash flow from vessel operations from the Partnership’s FSO segment decreased to $9.4 million in the second quarter of 2010 from $9.5 million in the first quarter of 2010, primarily due to a reduction in the charter rate for the Navion Saga FSO (in accordance with its charter contract) effective May 1, 2010, partially offset by the acquisition of the Falcon Spirit FSO in April 2010.
FPSO Segment
Cash flow from vessel operations from the Partnership’s FPSO segment decreased slightly to $15.5 million for the second quarter of 2010 from $15.8 million for the first quarter of 2010, primarily due to lower revenue as a result of a change in foreign currency rates, partially offset by lower general and administrative expenses. The oil production level on the Varg FPSO continues to remain strong.
Liquidity
As of June 30, 2010, the Partnership had total liquidity of $246.1 million, which consisted of $102.0 million in cash and cash equivalents and $144.1 million in undrawn revolving credit facilities.
About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Teekay Offshore owns a 51 percent interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of thirty two shuttle tankers including six chartered-in vessels, four FSO units, and eleven conventional oil tankers. In addition, Teekay Offshore has direct ownership interests in two shuttle tankers, two FSO units, and one FPSO unit. Teekay Offshore also has rights to participate in certain other FPSO and shuttle tanker opportunities.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekayoffshore.com
- more -

TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2010(1)	2009(2)	2010(1)	2009(2)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES	215,960	221,430	197,113	437,390	403,950

OPERATING EXPENSES
Voyage expenses	34,949	34,954	22,229	69,903	47,042
Vessel operating expenses(3)	56,613	58,408	58,306	115,021	118,929
Time-charter hire expense	23,424	25,038	29,144	48,462	61,289
Depreciation and amortization	44,151	41,235	40,221	85,386	80,385
General and administrative(3)	14,879	14,809	13,466	29,688	26,153
Restructuring charge(4)	—	119	1,481	119	3,682

	174,016	174,563	164,847	348,579	337,480

Income from vessel operations	41,944	46,867	32,266	88,811	66,470

OTHER ITEMS
Interest expense	(7,318)	(8,333)	(10,993)	(15,651)	(24,385)
Interest income	235	163	129	398	957
Realized and unrealized (loss) gain on derivative instruments (5)	(56,036)	(22,124)	54,000	(78,160)	75,017
Foreign exchange (loss) gain(3)	(1,200)	636	(1,881)	(564)	(3,629)
Income tax recovery (expense)	10,378	7,087	1,147	17,465	(6,694)
Other income — net	1,590	2,354	1,910	3,944	4,988

Net (loss) income	(10,407)	26,650	76,578	16,243	112,724

Net (loss) income attributable to:
Non-controlling interests	(7,572)	10,849	30,715	3,277	45,391
Dropdown Predecessor(1)(2)	—	921	12,398	921	16,928
Partners	(2,835)	14,880	33,465	12,045	50,405
Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	42,760,000	38,206,000	20,425,000	40,495,580	20,425,000
Weighted-average number of subordinated units outstanding
- Basic and diluted	—	—	9,800,000	—	9,800,000
Weighted-average number of total units outstanding
- Basic and diluted	42,760,000	38,206,000	30,225,000	40,495,580	30,225,000

(1)
Results for the Falcon Spirit FSO and Petrojarl Varg FPSO for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay Corporation are referred to as the Dropdown Predecessor. The amounts included in this release related to the Falcon Spirit FSO Dropdown Predecessor are preliminary, and will be finalized for inclusion in the Partnership’s Form 6-K filing for the second quarter of 2010. Any revisions to the preliminary Falcon Spirit FSO Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Falcon Spirit FSO was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the second quarter of 2010.

(2)
Results for the Petrojarl Varg FPSO for the periods prior to its acquisition by the Partnership in September 2009 when it was owned and operated by Teekay Corporation, are referred to as the Dropdown Predecessor.

- more -

(3)
The Partnership has entered into foreign exchange forward contracts, which are economic hedges for certain vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts, including forward contracts relating to the Dropdown Predecessor, are reflected in vessel operating expenses, and general and administrative expenses in the above Summary Consolidated Statements of Income as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Vessel operating expenses	(1,198)	(1,125)	697	(2,322)	1,467
General and administrative	(854)	(735)	756	(1,589)	2,102

(4)	Restructuring charges were incurred in connection with the re-flagging of certain of the Partnership’s vessels, which are expected to result in lower future crewing costs.

(5)
The realized losses relate to the amounts the Partnership actually paid or received to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Realized losses relating to:
Interest rate swaps	(10,934)	(10,819)	(11,915)	(21,753)	(21,878)
Foreign currency forward contract	(340)	(155)	(830)	(495)	(3,978)

	(11,274)	(10,974)	(12,745)	(22,248)	(25,856)

Unrealized (losses) gains relating to:
Interest rate swaps	(41,486)	(10,566)	65,244	(52,052)	96,479
Foreign currency forward contracts	(3,276)	(584)	1,501	(3,860)	4,394

	(44,762)	(11,150)	66,745	(55,912)	100,873

Total realized and unrealized (losses) gains on non-designated derivative instruments	(56,036)	(22,124)	54,000	(78,160)	75,017

-more-

TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30, 2010	March 31, 2010 (1)	December 31, 2009(1)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	101,953	136,565	101,747
Other current assets	146,238	152,160	149,659
Vessels and equipment	1,885,335	1,913,927	1,917,248
Other assets	87,649	130,351	94,845
Intangible assets	32,826	34,749	36,885
Goodwill	127,113	127,113	127,113

Total Assets	2,381,114	2,494,865	2,427,497

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	75,786	65,998	74,514
Other current liabilities	46,294	51,645	40,220
Current portion of long-term debt	161,228	120,143	108,159
Current portion of derivative instruments	36,268	32,954	31,852
Long-term debt	1,461,590	1,592,128	1,672,300
Other long-term liabilities	114,299	72,913	73,247
Redeemable non-controlling interest	42,676	43,132	—
Equity:
Non-controlling interest	174,691	206,847	219,692
Partners’ equity	268,282	309,105	207,513

Total Liabilities and Equity	2,381,114	2,494,865	2,427,497

(1)
In accordance with GAAP, the balance sheets at March 31, 2010 and December 31, 2009 include the Dropdown Predecessor for the Falcon Spirit FSO, which was acquired by the Partnership on April 1, 2010, to reflect ownership of the vessel from the time it began operations as an FSO when owned by Teekay Corporation on December 15, 2009. The amounts included in this release related to the Falcon Spirit FSO Dropdown Predecessor are preliminary, and will be finalized for inclusion in the Partnership’s Form 6-K filing for the second quarter of 2010. Any revisions to the preliminary Falcon Spirit FSO Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Falcon Spirit FSO was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the second quarter of 2010.

- more -

TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2010(2)	2009(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	136,103	104,931

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	81,600	—
Scheduled repayments of long-term debt	(44,348)	(18,917)
Prepayments of long-term debt	(150,048)	(185,641)
Prepayments of joint venture partner advances	—	(2,237)
Equity contribution from joint venture partner	333	—
Proceeds from equity offering	100,581	—
Expenses from equity offering	(5,043)	(12)
Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Petrojarl Varg	—	119,280
Distribution to Teekay Corporation relating to Falcon Spirit	(43,324)	—
Cash distributions paid by the Partnership	(39,125)	(28,609)
Cash distributions paid by subsidiaries to non-controlling interest	(42,969)	(27,487)
Other	(523)	(644)

Net financing cash flow	(142,866)	(144,267)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(3,752)	(5,227)
Investment in direct financing lease assets	(886)	—
Direct financing lease payments received	11,607	11,200

Net investing cash flow	6,969	5,973

Increase (decrease) in cash and cash equivalents	206	(33,363)
Cash and cash equivalents, beginning of the period	101,747	132,348

Cash and cash equivalents, end of the period	101,953	98,985

(1)
In accordance with GAAP, the Summary Consolidated Statements of Cash Flows includes the cash flows relating to the Petrojarl Varg FPSO, for the period from October 1, 2006 to September 10, 2009, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

(2)
In accordance with GAAP, the Summary Consolidated Statements of Cash Flows includes the cash flows relating to the Falcon Spirit FSO, for the period from December 15, 2009 to April 1, 2010, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership. The amounts included in this release related to the Dropdown Predecessor are preliminary, and will be finalized for inclusion in the Partnership’s Form 6-K filing for the second quarter of 2010. Any revisions to the preliminary Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Falcon Spirit FSO was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the second quarter of 2010.

- more -

TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net (loss) income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30, 2010	March 31, 2010
	(unaudited)	(unaudited)
Net (loss) income — GAAP basis	(10,407)	26,650
Adjustments:
Net loss (income) attributable to Dropdown Predecessor	—	(921)
Net loss (income) attributable to non-controlling interests	7,572	(10,849)

Net (loss) income attributable to the partners	(2,835)	14,880
Add (subtract) specific items affecting net income:
Restructuring charges (1)	—	119
Foreign exchange loss (gains) (2)	1,200	(636)
Foreign currency exchange losses resulting from hedging ineffectiveness(3)	2,052	1,860
Deferred income tax recovery relating to unrealized foreign exchange gains and losses(4)	(10,997)	(3,209)
Unrealized losses on derivative instruments (5)	44,762	11,150
Other (6)	3,634	—
Non-controlling interests’ share of items above	(18,924)	(4,019)

Total adjustments	21,727	5,265

Adjusted net income attributable to the partners	18,892	20,145

(1)	Restructuring charges were incurred in connection with the re-flagging of certain of the Partnership’s vessels, which are expected to result in lower future crewing costs.

(2)
Foreign exchange gains primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period.

(3)
Foreign currency exchange losses resulting from hedging ineffectiveness includes the unrealized losses arising from hedge ineffectiveness from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes.

(4)	Portion of deferred income tax recovery related to unrealized foreign exchange gains and losses.

(5)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(6)	Primarily relates to adjustments to the carrying value of certain capitalized drydocking expenditures and non-recurring adjustments to tax accruals.
- more -

TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B —RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, non-cash income taxes, unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income for the quarter.

Three Months Ended
June 30, 2010
(unaudited)

Net loss	(10,407)
Add:
Depreciation and amortization	44,151
Unrealized losses on non-designated derivative instruments	44,762
Foreign exchange and other, net	5,414

Less:
Deferred income tax recovery	(12,394)
Estimated maintenance capital expenditures	(23,242)

Distributable Cash Flow before Non-Controlling Interest	48,284
Non-controlling interests’ share of DCF	(20,227)

Distributable Cash Flow	28,057

- more -

TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX C —SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment	Segment	Total
Net revenues (1)	114,264	21,589	18,343	26,815	181,011
Vessel operating expenses	32,346	5,657	8,420	10,190	56,613
Time-charter hire expense	23,424	—	—	—	23,424
Depreciation and amortization	29,280	5,921	3,829	5,121	44,151
General and administrative	11,603	1,139	1,009	1,128	14,879

Income from vessel operations	17,611	8,872	5,085	10,376	41,944

	Three Months Ended March 31, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment(2)	Segment	Total
Net revenues(1)	112,939	25,914	20,401	27,222	186,476
Vessel operating expenses	34,163	5,714	8,405	10,126	58,408
Time-charter hire expense	25,038	—	—	—	25,038
Depreciation and amortization	24,955	5,742	5,417	5,121	41,235
General and administrative	11,260	1,193	1,010	1,346	14,809
Restructuring charges	119	—	—	—	119

Income from vessel operations	17,404	13,265	5,569	10,629	46,867

(1)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Income from operations for the Falcon Spirit FSO for the periods prior to its April 1, 2010 acquisition by the Partnership when it was owned and operated by Teekay Corporation, are required by GAAP to be included in Teekay Offshore’s results for such prior periods. The amounts included in this release related to the Falcon Spirit FSO Dropdown Predecessor are preliminary, and will be finalized for inclusion in the Partnership’s Form 6-K filing for the second quarter of 2010. Any revisions to the preliminary Falcon Spirit FSO Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Falcon Spirit FSO was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the second quarter of 2010.

- more -

FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects and the impact on the Partnership’s future cash flows and distributions to unitholders; future profitability of the Partnership, including the third and fourth quarters of 2010 and first quarter of 2011; the potential for Teekay to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, particularly Teekay offering and the Partnership’s acquisition of the Cidade de Rio das Ostras and Foinaven FPSOs and the newbuilding Aframax shuttle tankers; cash flows that might result from the acquisition of additional vessels; new contracts for Teekay’s newbuilding Aframax shuttle tankers; the potential for Teekay to offer to the Partnership additional limited partner interests in OPCO; and the acquisition of new offshore projects. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and production volumes; different levels of field maintenance than expected; increased operating expenses; failure of Teekay to offer to the Partnership additional vessels or ownership interests in OPCO; failure to acquire additional vessels because Teekay Offshore determine that they are unsuitable or not sufficiently profitable to the Partnership; required approvals by the Conflicts Committee of Teekay Offshore’s general partner to acquire from Teekay vessels or ownership interests in OPCO; the Partnership’s ability to raise financing to purchase additional vessels or interests in OPCO; failure to complete negotiations for new contracts for Teekay’s Aframax shuttle tanker newbuildings; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
- more -